November 15, 2005 VIA EDGAR	Neal H. Brockmeyer Neal.Brockmeyer@hellerehrman.com Direct +1.213.689.7507 Direct Fax +1.213.244.7604 Main +1.213.689.0200 Fax +1.213.614.1868

Securities and Exchange Commission Division of Corporation Finance Station Place 100 F Street, N.E. Washington, DC 20549-7010 Attn: Jennifer R. Hardy

Re:	SAIC, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed November 9, 2005
File No. 333-128022

Ladies and Gentlemen:

On behalf of SAIC, Inc. (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated November 15, 2005 relating to the above-referenced registration statement (the “Form S-4”). On behalf of the Company, we are concurrently filing Amendment No. 3 to the Form S-4 (the “Amendment”). Because the Staff’s comments relate solely to exhibits filed with the Form S-4, the Amendment contains only Part II of the registration statement and the related exhibits.

Set forth in italicized print below are the Staff’s comments followed by the Company’s responses.

Exhibit 5.2

1.	Revise the second paragraph to specify by file number or otherwise the registration statement on Form S-4 for which Heller Ehrman LLP is giving its opinion in reliance upon the opinion filed as exhibit 5.2

The Company has complied with this request and has filed an amended legal opinion with the Amendment.

Exhibit 8.1

2.	Based on the response to comment 5 in our November 5, 2005 letter, delete the last sentence of the first full paragraph on page 2.

Heller Ehrman LLP    601 S. Figueroa Street, 40th Floor    Los Angeles, CA 90017-5758    www.hellerehrman.com

Anchorage        Beijing        Hong Kong        Los Angeles         Madison, WI        New York        San Diego        San Francisco

Seattle        Silicon Valley        Singapore        Washington, D.C.

November 15, 2005 Securities and Exchange Commission Division of Corporation Finance

We have complied with this request and have filed an amended tax opinion with the Amendment.

Exhibit 10.29

3.	Refer to Section 15 of Exhibit 10.29 and Section 5 of Exhibit A to Exhibit 10.29. Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments in their entirety. Attachments include, for example, annexes, appendices, exhibits and schedules. Since you did not file all of the exhibit’s attachments, revise to file all of the exhibit’s attachments.

The Company has complied with this request.

*            *            *

Per our conversations, the Company is concurrently submitting herewith its request for acceleration of effectiveness of the Form S-4. If you have any questions or further comments relating to the foregoing matters, please contact the undersigned at (213) 689-7507. Your assistance in this matter is greatly appreciated.

Sincerely,

/s/ Neal H. Brockmeyer
Neal H. Brockmeyer

cc:	Douglas E. Scott, SAIC, Inc.

Tracey L. Houser, SEC

Alfred P. Pavot, Jr., SEC

Edward M. Kelly, SEC

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